香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

RECEIVED
2008 AUG 26 P 2:44

14th August 2008

[redacted]

08004504

SUPPL

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement : Re-designation of Director (published on the websites of the Hong Kong Stock Exchange and Hongkong Electric Holdings Limited)

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

PROCESSED
AUG 28 2008
THOMSON REUTERS

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

RE-DESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of Hongkong Electric Holdings Limited (the "Company") announces that Mr. Lee Lan Yee, Francis has retired from the position of General Manager (Engineering) and will be re-designated from an Executive Director to a Non-executive Director of the Company with effect from 13th August 2008.

Mr. Francis Lee Lan-yee, aged 67, has been General Manager (Engineering) of the Hongkong Electric Group (the "Group") since May 1997 and an Executive Director of the Company since September 1997. He has served the Group for over 40 years in various capacities and while being General Manager (Engineering) was responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. Mr. Lee is also and will remain as a Director of The Hongkong Electric Company, Limited, a wholly owned subsidiary of the Company. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom. Mr. Lee does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest in 739 shares of the Company. There is a service contract dated 13th August 2008 between the Company and Mr. Lee appointing him as a Non-executive Director of the Company for an initial term up to 31st December 2008 which automatically renews for successive 12-month periods, subject to retirement by rotation and re-election once every three years in accordance with the Company's Articles of Association. The Director's fee payable to Mr. Lee as a Non-executive Director of the Company will be HK$70,000 per annum. Such fee is subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company. Mr. Lee does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Save as disclosed herein, there are no other matters related to Mr. Lee's re-designation and retirement from executive position that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 13th August 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors	:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors	:	Mr. Ronald Joseph ARCULLI, Mr. LEE Lan Yee, Francis and Mr. George Colin MAGNUS.
Independent Non-executive Directors	:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

File No. 82-4086

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

董事調任

香港電燈集團有限公司（「本公司」）董事局宣布，李蘭意先生退任本公司工程總經理一職，並由二零零八年八月十三日起，由執行董事調任爲非執行董事。

李蘭意先生，六十七歲，一九九七年五月獲委任爲香港電燈集團(「本集團」)之工程總經理，並於同年九月獲委任爲本公司執行董事。李先生於過去四十多年在本集團曾擔任不同職位。任職工程總經理期間，李先生負責集團所有工程事務，包括發電及輸配電系統的發展及營運。李先生將繼續擔任本公司全資附屬公司香港電燈有限公司之董事。李先生持有工程學士及碩士學位。李先生爲特許工程師，並爲香港及英國機械工程師學會資深會士。李先生與本公司其他董事、高級管理層、主要股東或控股股東均無任何關係。李先生個人持有本公司股份七百三十九股。本公司與李先生於二零零八年八月十三日已就委任李先生爲本公司非執行董事訂立服務合約，任期於二零零八年十二月三十一日期滿，其後會自動續約，每次爲期十二個月，惟須根據本公司組織章程細則每三年輪値告退及重選。李先生調任本公司非執行董事將收取董事酬金每年港幣七萬元，董事局根據本公司組織章程細則所授予之權力可不時審訂該酬金。李先生並無任何根據香港聯合交易所有限公司證券上市規則第 13.51(2)(h)至(v)條的規定而須披露的資料。

除上文所披露者外，並無任何其他與李先生調任及退任行政職務有關之事項需向本公司股東公布。

承董事局命
公司秘書
黃莉華

香港，二零零八年八月十三日

於本公布發出當日，本公司董事爲：

執行董事	： 霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦爲霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事 ： 陳來順先生)、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。
非執行董事	： 夏佳理先生、李蘭意先生及麥理思先生。
獨立非執行董事	： 顧浩格先生、佘頌平先生及黃頌顯先生。

END